To:   All employees, globally

Subject:   Agere Spin-off and Stock Options

For details on how Lucent’s spinoff of Agere affects your eligible stock options, please visit the Agere Spin Update area in the HR Portal at [web site link]. You will find an information sheet that provides important information on what you need to know about the spin-off’s impact on any outstanding options you may have under the various Lucent stock option plans, including the stock option plans of companies previously acquired by Lucent.